Mail Stop 3561

August 6, 2009

James T. Ryan
President and Chief Executive Officer
W.W. Grainger, Inc.
100 Grainger Parkway
Lake Forest, Illinois 60045-5201

> **Re:** **W.W. Grainger, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-05684**

Dear Mr. Ryan:

     We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1: Business

1. Please disclose the extent to which the business of each of your segments is or may be seasonal. In this regard, we note your disclosure at the top of page 13 that the sales volume of your Grainger Branch-based segment was negatively affected by a decline in sales of seasonal products. Refer to Item 101(c)(v) of Regulation S-K.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

2008 Compared to 2007, page 12

2. We note your disclosure in the second paragraph of the above referenced section stating that your gross profit margin increase was primarily driven by "positive inflation recovery, partially offset by unfavorable selling price category mix." We further note that positive inflation recovery and unfavorable selling price category mix are mentioned in all of your segment disclosure as factors that affected your gross margin. Please explain what you mean when you use these terms as these phrases are not necessarily self-explanatory and disclose the factors that led to these events, such as why there was an unfavorable selling price category mix. Please also discuss whether you believe these constitute trends, events or uncertainties that have had or are reasonably expected to have a material impact on your short-term and long term liquidity, as well as on your net sales or revenue or income from continuing operations. Refer to Securities Act Release No. 33-8350, Section III.B.3 (Dec. 19, 2003).

Segment Analysis, page 12

Acklands – Grainger Branch-based, page 13

3. In the eighth full paragraph on page 13 you state that the 14.4% increase in net sales at Acklands-Grainger from 2007 to 2008 was led by sales growth in the contractor, agriculture and mining, and government sectors. We further note your disclosure on page 15 that Acklands-Grainger experienced a similar increase in net sales from 2006 to 2007 due to sales growth in the mining, oil and government sectors. Please revise your disclosure to discuss the factors that led to the growth in these sectors and discuss whether you believe this growth is a trend that you reasonably expect to have a material impact on your sales, revenue or income going forward.

Lab Safety, page 13

4. We note that in the last paragraph of page 13 you disclose that Lab Safety's operating earnings were down 16.4% in 2008 versus 2007 due to "lower gross profit margins and higher operating expenses." Please revise your disclosure to discuss the cause of the lower gross profit margins.

Debt, page 17

5. In the last paragraph on page 17 you state that a four-year bank term loan of $500 million was obtained in May 2008. Please revise your disclosure to describe the general purpose of this loan or provide a reference to where such disclosure may be found in your filing.

Item 8 – Financial Statements and Supplementary Data

6. Consistent with Exchange Act Rule 12b-13, you may refer readers to a different section of your annual report on Form 10-K for purposes of satisfying Item 8, however, please ensure that all disclosure appears before the signature pages to the report.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Chris Chase, Staff Attorney, at (202) 551-3550 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 if you have questions regarding the comments issued. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director